NEWS RELEASE	ELD No. 12-25
TSX: ELD NYSE: EGO	October 25, 2012

New Drilling Results and Mineral Resource Update for Certej Deposit
Gold Resources Increase by 1,570,000 ounces

Vancouver, British Columbia – Paul N. Wright, Chief Executive Officer of Eldorado Gold Corporation (“Eldorado”, the “Company” or “We”), is pleased to provide new results from the 2012 exploration drilling program at the Certej Deposit, Romania and a mineral resources update that represent an increase of 1.57 million gold ounces in Measured and Indicated resources categories from the previous resource model.

2012 exploration drilling at Certej has focused on the western margin of the deposit, where historical mining exploited high grade vein systems (“West Pit” area), and deeper levels of the central deposit between the West and Main pit areas (“Link Zone” targets).  In the Link Zone target area, the final drillholes of the phase 1 program cut high grade gold mineralization in both semi-massive sulfide and disseminated zones (Table 1), with significant intersections including 11.0 m @ 6.11 g/t Au, 144.53 g/t Ag, and 23.27% Pb+Zn; and 101.0 m @ 4.07 g/t Au and 40.14 g/t Ag (both intervals in drillhole CJSD452).  These high gold grades occur within a northeast-trending corridor of breccias and sedimentary host rocks adjacent to contacts with subvolcanic andesitic intrusions.   The best intercepts are from near the northern limit of and below previous drilling.  Areas of the mineralized corridor adjacent to the high grade zone are untested, particularly along trend to the northeast.  A phase 2 drill program is planned for late 2012 to further explore these new zones.

Table 1: New drilling results, Certej Link Zone
(Previous 2012 Link Zone drillhole results listed in September 25, 2012 news release)

Hole ID	From(m)	To (m)	Interval(m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
CJSD451	152.0	162.0	10.0	4.09	4.75	0.03	0.06
and	199.0	206.0	7.0	18.30	7.99	0.00	0.18
including	202.0	203.0	1.0	108.00	28.00	0.00	0.10
and	212.0	221.0	9.0	2.80	3.36	0.04	0.24
CJSD452	206.0	294.0	88.0	1.76	27.65	0.82	3.93
including	280.0	291.0	11.0	6.11	144.53	2.31	20.96
and	364.0	465.0	101.0*	4.07	40.14	0.11	0.36
including	395.0	397.0	2.0	73.20	939.50	0.27	0.59
*includes 2.0 m non-assayed void from 402.0 m to 404.0 m

Mineral Resource Update

The Certej Mineral Resource has been updated, incorporating results of 9,700 meters of drilling completed in 2012 (Table 2) and revising the resource gold cutoff grade from 0.8 g/t to 0.7 g/t reflecting present metal prices.  Measured and Indicated resources have increased from 2.73 million ounces gold to 4.30 million ounces gold and from 16.30 million ounces silver to 30.55 million ounces silver, increases of 1.57 million ounces and 14.25 million ounces respectively.  Of the increased gold resource, 1.17 million ounces are attributable to new drilling and 0.40 million ounces are attributable to changing the cutoff grade to 0.7 g/t.

Table 2: Certej Mineral Resources (based on 0.7 g/t Au cutoff)

Resource Category	Tonnes (x 1,000)	Au grade (g/t)	Au ounces (x 1,000)	Ag grade (g/t)	Ag ounces (x 1,000)
Measured	14,400	1.83	850	6.74	3,130
Indicated	90,800	1.18	3,450	9.36	27,410
M+I	105,200	1.27	4,300	9.00	30,550
Inferred	15,000	1.02	490	5.60	2,710

A test of reasonableness for the expectation of economic extraction was made on the Certej mineral resources by developing a series of open pit designs based on optimal operational parameters and gold price assumptions.  Those pit designs enveloped most of the Measured and Indicated mineral resources, thus demonstrating the economic reasonableness test for the new estimate and reporting cutoff grade of the Certej mineral resources.  To illustrate the effect the new resource will likely have on a future pit design, a conceptual pit design run at a gold price of $US 1,750/oz and silver price of $US 32.00/oz is shown in the drawings below.

Plan View and AA’ Section of the Certej deposit showing area of link zone drilling, targets for 2012 follow-up drilling, and comparison of previous design pit and conceptual pit based on new resource model and $US 1,750/oz. gold price.

Qualified Person(s)

Stephen Juras, Ph.D., P.Geo., Director, Technical Services is the qualified person responsible for the Certej mineral resource estimate.  Samples from the Certej drilling were prepared and assayed at the ALS facility in Romania.  Analysis for gold, silver, lead and zinc was done on sawn half core samples using fire assay and AA methods.  Standard reference materials, blank and field duplicate samples were regularly inserted prior to shipment from the preparation site to monitor and control the quality of the assay data.  The estimates were made from 3D block models utilizing commercial mine planning software.  The work incorporated data used in the previous model (317 diamond and RC drill holes and 330 underground channel samples) plus data from 144 newer diamond drill holes of which 39 were drilled in 2012.  Lithology and mineralization models were revised to these new data.  Mineralized shells were generated using PACK (probability assisted constrained kriging) methods at threshold gold grades equal to 0.20 g/t.  Grade interpolation estimated values for gold by ordinary kriging.  The estimates were based on 3 m composited assays which were capped to 70 g/t for Au and 600 g/t for Ag prior to compositing and interpolation.  The mineralized shell to background boundaries were treated as "hard" for the purposes of gold interpolation.  Resource classification into Measured, Indicated and Inferred mineral resources used logic consistent with the CIM definitions referred to in National Instrument 43-101.

About Eldorado

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Greece, Brazil and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
Chief Executive Officer

Forward Looking Statement

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the new drilling results and mineral resource update for Certej deposit.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Cautionary Note Regarding Mineral Reserves and Mineral Resources

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

For a detailed discussion of resource and reserve estimates and related matters see the Company’s reports, including the Annual Information Form and Form 40-F dated March 30, 2012 and technical reports filed under the Company’s name at www.sedar.com and www.sec.gov respectively.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); New York Stock Exchange (NYSE: EGO).

Contact

Nancy Woo, Vice President Investor Relations
Eldorado Gold Corporation
Phone: 604.601.6650 or 1.888.353.8166	1188, 550 Burrard Street
Fax: 604.687.4026	Vancouver, BC V6C 2B5
Email: nancyw@eldoradogold.com	Website: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com